FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

INDEX TO EXHIBITS

Item

1.	Form 6k dated April 30, 2004

2.	Press Release dated April 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2004

For ICICI Bank Limited

By:	/s/ Jyotin Mehta

Name: Title:	Jyotin Mehta General Manager & Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 30, 2004

Performance Review – Year ended March 31, 2004: 36% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the financial year ended March 31, 2004 (FY2004). The Board also approved the audited consolidated accounts for the period.

Highlights

  Profit after tax for FY2004 increased 36% to Rs. 1,637 crore (US$ 374 million) from Rs. 1,206 crore (US$ 276 million) for the financial year ended March 31, 2003 (FY2003).

  Profit after tax for the quarter ended March 31, 2004 (Q4-2004) increased 35% to Rs. 455 crore (US$ 104 million) from Rs. 338 crore (US$ 77 million) for the quarter ended March 31, 2003 (Q4-2003).

  Net interest income increased 32% to Rs. 1,879 crore (US$ 430 million) for FY2004 from Rs. 1,424 crore (US$ 326 million) for FY2003.

  Fee income increased 39% to Rs. 1,175 crore (US$ 269 million) for FY2004 from Rs. 847 crore (US$ 194 million) for FY2003.

  Retail assets increased 74% to Rs. 33,423 crore (US$ 7.6 billion) at March 31, 2004 from Rs. 19,160 crore (US$ 4.4 billion) at March 31, 2003.

  Deposits increased 41% to Rs. 68,109 crore (US$ 15.6 billion) at March 31, 2004 from Rs. 48,169 crore (US$ 11.0 billion) at March 31, 2003.

  At March 31, 2004, the Bank’s net non-performing assets constituted 2.87% of customer assets.

Dividend

The Board has recommended a dividend on equity share capital of 75% for FY2004. The declaration and payment of dividend is subject to the approval of Reserve Bank of India (RBI) and the shareholders of the Bank.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The Bank maintained its growth momentum in the retail segment. The Bank’s home loan disbursements during FY2004 were Rs. 13,282 crore (US$ 3.0 billion). Retail assets constituted 54% of advances and 47% of customer assets. The Bank’s net customer assets at March 31, 2004 were Rs. 71,002 crore (US$ 16.2 billion). While leveraging and enhancing its strong origination capabilities, the Bank continued to focus on securitisation of its customer assets. This has enabled the Bank to optimise resource and capital utilisation and diversify the composition of its asset portfolio. During FY2004, sell-down/ securitisation of assets was Rs. 10,700 crore (US$ 2.4 billion).

Robust growth in low cost deposits

The Bank’s deposits increased 41% to Rs. 68,109 crore (US$ 15.6 billion) at March 31, 2004 from Rs. 48,169 crore (US$ 11.0 billion) at March 31, 2003, compared to the banking system’s deposit growth of about 17% during the same period. Savings and current account deposits constituted 41% of incremental deposits during the year. During this period, the Bank repaid Rs. 9,000 crore (US$ 2.1 billion) of erstwhile ICICI’s liabilities as they fell due in accordance with their terms of repayment. At March 31, 2004, deposits constituted 63% of the Bank’s funding compared to 52% at March 31, 2003. The Bank’s average cost of deposits for the quarter ended March 31, 2004 was 5.0% compared to 6.2% for the quarter ended March 31, 2003.

International initiative

During FY2004, ICICI Bank launched its operations in various international locations, including the India Offshore Banking Unit (OBU) in August 2003, Singapore OBU and China representative office in September 2003, United Arab Emirates (UAE) representative office in October 2003 and subsidiaries in UK and Canada in November and December 2003 respectively. In FY2004, the Bank has also received RBI approval for operations in Bahrain, Bangladesh, Russia and South Africa.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Asset quality

The Bank’s net restructured assets at March 31, 2004 were Rs. 6,629 crore (US$ 1.52 billion), a decline of Rs. 3,862 crore (US$ 883 million) as compared to the peak restructured assets of Rs. 10,491 crore (US$ 2.40 billion) at June 30, 2003. At March 31, 2004, the Bank’s net non-performing assets constituted 2.87% of customer assets against 4.92% at March 31, 2003.

Audited consolidated accounts

The consolidated profit after tax was Rs. 1,580 crore (US$ 361 million) in FY2004 as compared to Rs. 1,152 crore (US$ 263 million) in FY2003.

Key highlights on subsidiaries

ICICI Securities’ profit after tax increased 53% to Rs. 165 crore (US$ 38 million) in FY2004 from Rs. 108 crore (US$ 25 million) in FY2003. ICICI Lombard General Insurance Company (ICICI Lombard) earned an underwriting profit of Rs. 17 crore (US$ 4 million), and achieved a profit after tax of Rs. 32 crore (US$ 7 million) in FY2004. ICICI Lombard emerged as the leading private sector general insurance company with a market share of about 22% of the gross written premium earned by private sector general insurance companies in FY2004. ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide require five to seven years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 164 crore (US$ 38 million) on the Bank’s reported consolidated profit after tax in FY2004 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for FY2004 was Rs. 204 crore (US$ 47 million). NBAP represents the present discounted value of future profit streams from new policies written by the company during the year, calculated on the basis of certain assumptions as to mortality and other parameters. Internationally, life insurance companies are valued as a multiple of their NBAP.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 43.72.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Rajita Bansal at 91-22-2653 8208 or e-mail: rajita.bansal@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or email at ir@icicibank.com.

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Alkapuri, Vadodara - 390 007
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS

(Rs. in crore)
Sr. No.	Particulars		Three months ended		Year ended
			March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
1.	Interest earned (a)+(b)+(c)+(d)		2,257.80	2,434.01	8,894.04	9,368.05
	a)	Interest/discount on advances/bills	1,560.72	1,560.83	6,073.85	6,016.24
	b)	Income on investments	548.78	711.08	2,431.74	2,910.44
	c)	Interest on balances with Reserve Bank of India and other interbank funds	88.68	39.58	210.64	235.57
	d)	Others	59.62	122.52	177.81	205.80
2.	Other Income		745.87	409.43	3,064.92	@3,158.83
	A) TOTAL INCOME (1) + (2)		3,003.67	2,843.44	11,958.96	12,526.88
3.	Interest expended		1,730.05	1,995.64	7,015.25	7,944.00
4.	Operating expenses (e) + (f) + (g)		690.61	566.76	2,571.23	2,011.69
	e)	Payments to and provisions for employees	157.17	119.41	546.06	403.02
	f)	Direct Marketing Agency Expenses	93.40	56.76	293.70	162.31
	g)	Other operating expenses	440.04	390.59	1,731.47	1,446.36
	B)	TOTAL EXPENDITURE (3)+ (4) (excluding provisions and contingencies)	2,420.66	2,562.40	9,586.48	9,955.69
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)		583.01	281.04	2,372.48	@2,571.19
6.	Other provisions and contingencies		30.04	(43.75)	470.27	1,790.80
7.	Provision for taxes
	a)	Current period tax	56.68	115.70	271.99	216.80
	b)	Deferred tax adjustment	40.89	(128.59)	(6.88)	(642.59)
8.	Net Profit (5-6-7)		455.40	337.68	1,637.10	1,206.18
9.	Paid-up equity share capital (face value Rs. 10/-)		616.40	612.66	616.40	612.66
10.	Reserves excluding revaluation reserves		7,394.16	6,320.65	7,394.16	6,320.65
11.	Analytical Ratios
	(i)	Percentage of shares held by Government of India
	(ii)	Capital Adequacy Ratio	10.36%	11.10%	10.36%	11.10%
	(iii)	Earnings per share for the period (not annualised for quarter) (in Rs.) (basic)	7.39	5.51	26.66	19.68
	(iv)	Earnings per share for the period (not annualised for quarter) (in Rs.) (diluted)	7.31	5.50	26.44	19.65
12.		Aggregate of non-promoter Shareholding
	•	No. of shares	61,63,91,905	61,30,34,404	61,63,91,905	61,30,34,404
	•	Percentage of shareholding	100	100	100	100
13.	Deposits		68,108.58	48,169.31	68,108.58	48,169.31
14.	Advances		62,095.52	53,279.41	62,095.52	53,279.41
15.	Total Assets		1,25,228.87	1,06,811.97	1,25,228.87	1,06,811.97
@ Operating profit/Other income for last year includes Rs. 1,191 crore being gain on sale of Bank shares (refer item No.6 in Notes below).

Notes

1.	The Bank had made a Public Issue of 108,928,571 equity shares of Rs. 10/- each at a price of Rs. 280/- per share for cash aggregating Rs. 3,050 crores (referred to as the “Issue”). The Issue, combined with the Green Shoe Option of 16,071,429 equity shares of Rs. 10/-each at a price of Rs. 280/- per share for cash aggregating Rs. 450 crores, aggregated Rs. 3,500 crores. The Issue was made through the 100% book-building scheme. The Bank has issued on April 21, 2004, 108,928,571 equity shares under the Issue. Of these 100,157,271 equity shares are fully paid up and 8,771,300 equity shares are partly paid up (Rs. 5 of face value and Rs. 145 of premium paid up). Additionally, the Bank has the option of issuing upto 16,071,429 new equity shares under the Green Shoe Option.
2.	During the year ended March 31, 2004, the Bank allotted 3,370,604 shares pursuant to exercise of employee stock options.
3.	The Bank had on March 2, 2004 forfeited 13,103 equity shares of Rs.10/- each for non-payment of allotment/call money.
4.	Pursuant to the delisting application made by the Bank, the equity shares of the Bank have been delisted from the Delhi Stock Exchange Association Limited with effect from February 11, 2004. Applications have been made for delisting from the Vadodara Stock Exchange Limited, Calcutta Stock Exchange Association Limited and the Madras Stock Exchange Limited and their approvals are awaited.
5.	Net NPAs to net customer assets are at 2.87%.
6.	Other income for previous year ended March 31, 2003 includes a gain of Rs. 1,191 crore realised in the three-month period ended September 30, 2003 on sale of equity shares of the Bank held by a trust, which were transferred to it by erstwhile ICICI Limited in accordance with the scheme of amalgamation.
7.	“Other provisions and contingencies” for previous year ended March 31, 2003 include accelerated / additional provision.
8.	The segment information is based on the segments identified post merger of ICICI Limited with the Bank.
9.	Status of equity investors’ complaints for the quarter
Opening Balance	Additions	Disposals	Closing Balance
13	116	127	2
10.	The Board of Directors have recommended a dividend of 0.001 percent, i.e. Rs.100 per preference share on 350 preference shares of the face value of Rs. 1 crore each for the year ended March 31, 2004. The Board of Directors have also recommended a dividend of Rs. 7.50 per equity share (75%) for the year ended March 31, 2004 (Previous year dividend Rs. 7.50 per share). The declaration and payment of dividend is subject to the approval of Reserve Bank of India (RBI) and the shareholders of the Bank. The equity shares issued by the Bank as mentioned in serial nos. 1 and 2 of the Notes, are entitled to full dividend.
11.	Previous period figures have been regrouped / reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on April 30, 2004.

CONSOLIDATED AUDITED FINANCIAL RESULTS OF
ICICI BANK LIMITED AND ITS SUBSIDIARIES

Place: Mumbai	Kalpana Morparia
Date : April 30, 2004	Deputy Managing Director

(Rs. in crore)
Sr. No.	Particulars		Three months ended		Year ended
			March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
1.	Interest earned (a)+(b)+(c)+(d)		2,346.82	2,555.44	9,244.32	9,690.82
	a)	Interest/discount on advances/bills	1,595.02	1,611.04	6,198.91	6,162.82
	b)	Income on investments	594.61	785.62	2,645.39	3,088.99
	c)	Interest on balances with Reserve Bank of India and other interbank funds	93.89	40.05	219.39	236.89
	d)	Others	63.30	118.73	180.63	202.12
2.	Other Income		1,363.38	602.23	4,553.02	3,714.95
	A) TOTAL INCOME (1) + (2)		3,710.20	3,157.67	13,797.34	13,405.77
3.	Interest expended		1,771.14	2,040.23	7,167.66	8,126.79
4.	Operating expenses (e) + (f)		1,345.69	830.43	4,193.42	2,748.25
	e)	Payments to and provisions for employees	228.23	139.26	710.66	489.46
	f)	Other operating expenses	1,117.46	691.17	3,482.76	2,258.79
	B)	TOTAL EXPENDITURE (3)+ (4) (excluding provisions and contingencies)	3,116.83	2,870.66	11,361.08	10,875.04
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)		593.37	287.01	2,436.26	2,530.73
6.	Other provisions and contingencies		45.50	(40.83)	516.79	1,733.07
7.	Provision for taxes
	a)	Current period tax	68.28	124.01	349.00	297.95
	b)	Deferred tax adjustment	38.01	(134.05)	(9.16)	(651.85)
8.	Share of (profits)/losses of minority shareholders		0.02	0.83	(0.75)	(0.44)
9.	Net Profit (5-6-7-8)		441.56	337.05	1,580.38	1,152.00
10.	Paid-up equity share capital (face value Rs. 10/-)		616.40	612.66	616.40	612.66
11.	Analytical Ratios
	Earnings per share for the period (not annualised for quarter) (in Rs.) (basic)		7.17	5.50	25.73	18.79
	Earnings per share for the period (not annualised for quarter) (in Rs.) (diluted)		7.08	5.49	25.52	18.77

CONSOLIDATED SEGMENTAL INFORMATION OF ICICI BANK LIMITED AND ITS SUBSIDIARIES
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
1.	Segment Revenue
a	Consumer and Commercial Banking	2,464.05	2,377.12	9,705.23	9,413.25
b	Investment Banking	882.79	740.39	3,805.68	4,283.30
c	Others	594.24	234.23	1,391.33	560.79
	Total	3,941.08	3,351.74	14,902.24	14,257.34
	Less: Inter Segment Revenue	(230.88)	(194.07)	(1,104.90)	(851.57)
	Income from Operations	3,710.20	3,157.67	13,797.34	13,405.77
2.	Segmental Results (i.e. Profit before tax & Provision)
a	Consumer and Commercial Banking	344.18	227.90	1,314.89	998.68
b	Investment Banking	278.14	72.13	1,254.15	1,629.42
c	Others	(19.35)	(13.02)	(107.18)	(97.37)
	Total	602.97	287.01	2,461.86	2,530.73
3.	Provisions (including accelerated/additional Provision)
a	Consumer and Commercial Banking[1]	38.09	(15.06)	580.32	1,737.02
b	Investment Banking	7.43	(24.90)	(64.28)	(4.39)
c	Others	..	(0.04)	..	..
	Total	45.52	(40.00)	516.04	1,732.63
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	306.09	242.96	734.57	(738.34)
b	Investment Banking[1]	270.71	97.03	1,318.43	1,633.81
c	Others	(19.35)	(12.98)	(107.18)	(97.37)
	Total profit before tax	557.45	327.01	1,945.82	798.10
	Unallocated	9.60	..	25.60	..
	Tax	106.29	(10.04)	339.84	(353.90)
	Profit after tax	441.56	337.05	1,580.38	1,152.00
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking	(20,234.47)	(11,323.90)	(20,234.47)	(11,323.90)
b	Investment Banking	25,300.39	16,190.97	25,300.39	16,190.97
c	Others	376.15	230.45	376.15	230.45
	Total	5,422.07	5,097.52	5,422.07	5,097.52
[1] For the year ended March 31, 2003 while the gains on sale of Bank shares held by a trust were reported under Investment Banking segment, the accelerated/additional provisions were reported under Commercial Banking segment.

Place: Mumbai	Kalpana Morparia
Date : April 30, 2004	Deputy Managing Director